Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 Telephone 727-299-1800
September 15, 2008
VIA EDGAR CORRESPONDENCE
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102
Attn: James O’Connor

Re:	Transamerica Funds (the “Registrant”), on behalf of Transamerica Thornburg International Value and Transamerica WMC Emerging Markets (each, a “fund”) (File Nos. 033-02659; 811-04556)

To the Commission:
Reference is made to the filing of a registration statement on Form N-1A (Accession Number: 0000950144-08-004785) on June 12, 2008 on behalf of the Registrant. With respect to this registration statement, the United States Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Robert Lamont on July 29, 2008. Set forth below are the SEC comments and the Registrant’s responses.
Transamerica Thornburg International Value
1.	Comment: Principal Investment Strategies and Policies: Please revise the principal strategies and policies disclosure to comply with Rule 35d-1 under the Investment Company Act of 1940, as amended. Please review the proposing release for Rule 35d-1 which explains the criteria a company must meet to be classified as a “foreign company”.

Response: We have revised the disclosure as follows:

“The fund invests primarily in foreign securities, and under normal market conditions, invests at least 75% of its assets in foreign securities or depository receipts of foreign securities of issuers that are located in a number of countries throughout the world. Foreign securities are issued by companies that conduct their principal business activities outside the United States, are organized under the laws of or maintain their principal place of business outside the United States, or whose securities are traded principally on exchanges outside the United States.”
2.	Comment: Principal Investment Strategies and Policies: The disclosure states that the fund may invest in “developing countries.” Are developing countries and emerging markets the same investment approach? If so, please clarify the disclosure. In addition, are there any limits on the amount invested in developing countries?

Response: The fund’s sub-adviser, Thornburg Investment Management, Inc. (“Thornburg”), has clarified that for its investment strategy, “developing countries” and “emerging markets” are synonymous. We have revised the disclosure for consistency as investments in “emerging markets” rather than “developing countries”. The fund has no limit on the amount of investments in emerging markets.
3.	Comment: Principal Investment Strategies and Policies: Please disclose or define how the sub-adviser views “large and middle range of public market capitalizations”.

Response: We have revised the disclosure as follows:

“The fund may invest in companies of any size, but invests primarily in the large and middle range of public company market capitalizations (i.e., companies with market capitalizations of $2 billion or more at the time of purchase).”
4.	Comment: Principal Investment Strategies and Policies: To what extent can the fund invest in derivatives? Does the fund have any limits on the amount of derivative investments?

Response: We have added the following disclosure to the “Principal Investment Strategies and Policies” section:

“The fund may use forward currency contracts to hedge against a decline in the value of existing investments denominated in foreign currency. The fund may conduct foreign currency transactions on a spot basis or by entering into forward contracts to purchase or sell foreign currencies at a future date and price. The fund may also invest in other types of derivative instruments.” There is not a specific limit on investments in derivatives. It is a principal strategy of the fund, and as such, permissible so long as they are consistent with the fund’s objective and other investment policies.
Transamerica WMC Emerging Markets
5.	Comment: Fees and Expenses: Please confirm that the line item “Acquired Fund Fees and Expenses” is not required in the fee table.

Response: We have removed the paragraph relating to investments of up to 10% in other investment companies, including ETFs, from the fund’s principal strategies section, as well as the ETF risk disclosure. The fund’s sub-adviser, Wellington Management Company, LLP, does not consider this to be a principal investment strategy for the fund.
6.	Comment: Taxes on Distributions in General. If necessary, please disclose that the fund may be subject to high turnover expenses.

Response: The fund includes the risk of high portfolio turnover in its “Principal Risks” section, as well as in Appendix A. We feel that no additional disclosure is necessary.
On behalf of the Registrant, it is hereby acknowledged:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;
•	the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and
•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.
Please contact me at (727) 299-1814 if you have any questions or require further information with regard to this filing.

Sincerely,

/s/Robert S. Lamont, Jr.

Robert S. Lamont, Jr.
Vice President and Senior Counsel